UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. ___)*

Mondee Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

465712107
(CUSIP Number)

 Mondee Holdings, LLC

10800 Pecan Park Blvd.

Suite 315

Austin, Texas 78750

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 18, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 465712107
1	NAME OF REPORTING PERSONS Mondee Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 60,800,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 60,800,000(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,800,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.5%(1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 465712107
1	NAME OF REPORTING PERSONS Prasad Gundumogula
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,100,000(1)
	8	SHARED VOTING POWER 60,800,000(1)
	9	SOLE DISPOSITIVE POWER 6,100,000(1)
	10	SHARED DISPOSITIVE POWER 60,800,000(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,900,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83.1%(1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	See Item 4. Terms of these shares are more fully described under the heading “Description of Securities-Common Stock” in the Issuer’s Registration Statement on Form S-1 (File No. 333-266277). Prasad Gundumogula is the managing member of Mondee Holdings, LLC. Consequently, he may be deemed the beneficial owner of the shares held by Mondee Holdings, LLC and share voting and dispositive control over such securities.

(2)	Based on 80,547,218 shares of common stock issued and outstanding as of July 18, 2022 as reported in the Issuer’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on July 22, 2022.

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) of Mondee Holdings, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 10800 Pecan Park Blvd., Suite 315, Austin, Texas 78750.

Item 2.	Identity and Background

The Schedule 13D is being filed by the Reporting Persons.

Mondee Holdings, LLC, a Delaware limited liability company (“Mondee”), is organized under the laws of the State of Delaware. Mr. Gundumogula is a citizen of the United States. The address for the principal business office of each Reporting Person is 10800 Pecan Park Blvd., Suite 315, Austin, Texas 78750.

The principal occupation of Mr. Gundumogula is serving as a director and the Chief Executive Officer of the Issuer. Mr. Gundumogula and his wife are likewise the only directors of Mondee. The principal business of Mondee is the purchase and sale of securities for Mondee’s own account, including the securities of the Issuer.

During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On July 18, 2022, pursuant to the Business Combination Agreement (the “Business Combination Agreement”), dated as of December 20, 2021, by and among ITHAX Acquisition Corp., a Cayman Islands exempted company (“ITHAX”), Ithax Merger Sub I, LLC, a Delaware limited liability company, (“First Merger Sub”), Ithax Merger Sub II, LLC, a Delaware limited liability company (“Second Merger Sub”), and Mondee Holdings II, Inc. (“Preceding Mondee”), ITHAX de-registered as an exempted company in the Cayman Islands, domesticated as a corporation in the State of Delaware and changed its name to “Mondee Holdings, Inc.” (the “Domestication”).

In connection with the Domestication, (i) each issued and outstanding Class A ordinary share, par value $0.001 per share (the “Class A ordinary shares”), and each issued and outstanding Class B ordinary share, par value $0.001 per share (the “Class B ordinary shares”), of ITHAX was converted into one share of Class A Common Stock of the Issuer; (ii) each issued and outstanding whole warrant to purchase Class A ordinary shares of ITHAX automatically represented the right to purchase one share of Class A Common Stock at an exercise price of $11.50 per share on the same terms and conditions set forth during issuance; (iii) the governing documents of ITHAX were amended and restated and became the certificate of incorporation and the bylaws of the Issuer; and (iv) ITHAX’s name changed to “Mondee Holdings, Inc.” As a result of the Domestication, the Reporting Persons acquired 5,894,700 shares of Class A Common Stock (the “Sponsor Shares”) and warrants to purchase 232,500 shares of Class A Common Stock from the Issuer.

On July 18, 2022 (the “Closing Date”), pursuant to the Business Combination Agreement, First Merger Sub merged with and into Preceding Mondee, with Preceding Mondee surviving such merger as a wholly owned subsidiary of the Issuer (the “First Merger”). Immediately following the First Merger and as part of the same overall transaction as the First Merger, Preceding Mondee merged with and into Second Merger Sub, with Second Merger Sub surviving such merger as a wholly owned subsidiary of the Issuer (the “Second Merger” and together with the First Merger, the “Business Combination”). The closing of the Business Combination is herein referred to as “the Closing.”

Pursuant to the Closing, among other things, (1) Mondee received 60,800,000 shares of Class A Common Stock when all shares of outstanding common stock of Preceding Mondee were cancelled and automatically converted into the right to receive an aggregate of such 60,800,000 shares (“Mondee Shares”), and (2) Mr. Gundumogula received an additional 6,100,000 shares of Class A Common Stock comprised of (i) 100,000 shares (“PIPE Shares”) purchased pursuant to that certain Subscription Agreement (as defined below), and (ii) 6,000,000 shares (“Earn-Out Shares”) received pursuant to that certain Earn-Out Agreement (as defined below).

Item 4.	Purpose of Transaction

The Reporting Persons have acquired, and hold, the shares of Class A Common Stock in connection with (i) Mr. Gundumogula’s position as a director and the Chief Executive Officer of the Issuer and (ii) Mondee’s former position as sole stockholder of Preceding Mondee.

From time to time, the Reporting Persons may acquire beneficial ownership of additional shares of Issuer Class A Common Stock as compensation, by purchase or otherwise, including (a) pursuant to the vesting or exercise of outstanding restricted stock units currently owned by Mr. Gundumogula or (b) upon receipt from the Issuer of future compensatory equity incentive awards for which Mr. Gundumogula qualifies, including, but not limited to, awards of Issuer Common Stock, options to purchase shares of Issuer Common Stock, and restricted stock units for Issuer Common Stock. In addition, from time to time, the Reporting Persons may determine to dispose of all or a portion of the shares of Issuer Common Stock which are beneficially owned by the Reporting Persons and over which the Reporting Persons have investment power.

Other than as described above in this Item 4 and Item 6, the Reporting Persons do not have any present plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) - (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of or shared power to dispose or to direct the disposition of, as of the date hereof, based on 80,547,218 shares of Class A Common Stock outstanding as of July 18, 2022.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Mondee Holdings, LLC	60,800,000	75.5%	0	60,800,000	0	60,800,000
Prasad Gundumogula	66,900,000	83.1%	6,100,000	60,800,000	6,100,000	60,800,000

The securities reported above include: (i) 60,800,000 Mondee Shares, (ii) 6,000,000 Earn-Out Shares held by Mr. Gundumogula and (iii) with respect to Mr. Gundumogula, 100,000 PIPE Shares purchased pursuant to the Subscription Agreement.

Mondee is the record holder of the Mondee Shares. Mr. Gundumogula is the record holder of the Earn-Out Shares and the PIPE Shares. Mr. Gundumogula and his wife are the sole directors of Mondee Holdings, LLC. By virtue of this relationship, Mr. Gundumogula may be deemed to have beneficial ownership of the securities held of record by Mondee Holdings, LLC.

(c) The Reporting Persons have not effected any transactions of the Issuer’s Class A Common Stock during the 60 days preceding the date of this report, except as described in Item 4 of this Schedule 13D, which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Employment Agreement

Mondee, Inc., a Delaware corporation (“Mondee, Inc.”) entered into an employment agreement (the “Employment Agreement”) with Mr. Gundumogula which became effective on the Closing Date. Pursuant to the Employment Agreement, Mr. Gundumogula will receive an annual base salary of $600,000 and will be eligible (i) to participate in the Issuer’s benefit plans and (ii) for an annual discretionary bonus.

Earn-Out Agreement

Pursuant to the Business Combination Agreement, ITHAX entered into an earn-out agreement (the “Earn-Out Agreement”) with Mr. Gundumogula and certain other signatories thereto (the “Members”), pursuant to which ITHAX has agreed, among other things that in connection with and upon the First Merger, the Issuer may issue to the Members an aggregate of up to 9,000,000 Earn-Out Shares, with the Earn-Out Shares vesting over the four-year period following Closing based on the achievement of certain milestones related to the trading price of New Mondee Common Stock set forth in the Earn-Out Agreement.

Registration Rights Agreement

Concurrently with the consummation of the Business Combination, on the Closing Date, the Issuer, the Reporting Person, and other parties thereto entered into the Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which the Issuer agreed to register for resale, pursuant to Rule 415 under the Securities Act of 1933, as amended, certain shares of Class A Common Stock and other equity securities of the Issuer that are held by the parties thereto from time to time, subject to the restrictions on transfer therein.

PIPE Subscription Agreement

In connection with the execution of the Business Combination Agreement, Mr. Gundumogula entered into a subscription agreement with ITHAX (the “Subscription Agreement”), pursuant to which Mr. Gundumogula subscribed for 100,000 PIPE Shares which were subsequently issued on the Closing Date to the Sponsor or its affiliates or designees.

The foregoing descriptions of the Employment Agreement, Earn-Out Agreement, Registration Rights Agreement, and Subscription Agreement do not purport to be complete, and are qualified in their entirety by reference to the text of such agreements (or the forms thereof). Such agreements (or the forms thereof) are attached hereto as exhibits and are incorporated by reference herein. Other than as described in this Schedule 13D, to the knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description
1	Joint Filing Agreement.
2	Employment Agreement, dated July 18, 2022, by and between Mondee, Inc. and Prasad Gundumogula (Incorporated by reference to Exhibit 10.44 to the Issuer’s Registration Statement on Form S-4 filed May 20, 2022).
3	Earn-Out Agreement, dated December 20, 2021, by and among ITHAX, Prasad Gundumogula, and other parties thereto (Incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed December 20, 2021).
4	Registration Rights Agreement, dated July 18, 2022, by and among the Issuer and other parties thereto. (Incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed July 20, 2022).
5	Form of PIPE Subscription Agreement. (Incorporated by reference to Annex F to the Issuer’s Registration Statement on Form S-4 filed March 21, 2022).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: July 28, 2022

MONDEE HOLDINGS, LLC
a Delaware limited liability company

By:	/s/ Prasad Gundumogula
	Name:	Prasad Gundumogula
	Title:	Managing Member

PRASAD GUNDUMOGULA

/s/ Prasad Gundumogula

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)

EXHIBIT LIST

Exhibit A        Joint Filing Agreement, dated as of July 28, 2022